EXHIBIT 9

Chunghwa  Telecom

June  11, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2012

1)                                     Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%

May	Invoice amount	15,851,403	16,349,791	(-)498,388	(-)3.05%

Jan-May	Invoice amount	82,819,762	78,193,855	(+)4,625,907	(+)5.92%

May	Net sales	15,266,518	15,580,335	(-)313,817	(-)2.01%

Jan-May	Net sales	78,683,514	79,182,156	(-)498,642	(-)0.63%

b                                         Trading purpose : None